Holland+Knight

Tel 212 513 3200
Fax 212 385 9010

Holland & Knight LLP
195 Broadway, 24th Floor
New York, NY 10007-3189
www.hklaw.com

06016841

Lance Myers
212 513 3217
lance.myers@hklaw.com

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 14 2006
WASH, D.C.
199

September 13, 2006

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of Renewable Energy Corporation ASA pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as emended

SEC File No.: 82-34968

PROCESSED
SEP 20 2006 E
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of Renewable Energy Corporation ASA, a public limited company organized under the laws of the Kingdom of Norway (the "Company"), we hereby furnish this letter, with the exhibits attached hereto, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

Set forth on the attached Schedule I is a complete list followed by a copy of any information or documents that the Company has made public, distributed or filed with the Oslo Stock Exchange (the "OSE") or its security holders since July 19, 2006, the date as of which information or documents were compiled for the previous filing for exemption.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with the OSE as described on Schedule A to our exemption application dated April 25, 2006. If the information that the Company is required to make public, distribute or file with the OSE shall change from that listed on such Schedule A, the Company shall furnish to the SEC a revised list reflecting such changes.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither

dlw 9/14

this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,

Lance Myers

Schedule I

ITEM NUMBER	DATE	DOCUMENT DESCRIPTION
1.	8/8/06	Notification of insider sale of shares
2.	8/4/06	Presentation of interim results for second quarter 2006
3.	8/4/06	Press Release reporting second quarter results
4.	7/31/06	Press Release regarding entering into a long-term agreement with Motech Industries
5.	7/25/06	Financial calendar for release of second quarter results

4040250_v1

Item 1

OSLO BØRS NewsWeb

Ticker: REC | Ant meldinger: 25 | Fra: 01.01.
Meldingstype: MELDEPLIKTIG HANDEL | Til: 07.09.

09.08.06 08:03 Marked=OB REC **MANDATORY NOTIFICATION OF TRADE** meldepliktig handel

On August 8 Tone Bjørseth-Andersen, primary insider in REC ASA, sold 230,000 shares at a price of NOK 93.41. Subsequent to this transaction, Tone Bjørseth-Andersen holds 345,880 shares in REC ASA.

Item 2


Presentation of interim results
2nd quarter 2006

Disclaimer

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for the Q2 presentation held on August 4, 2006. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

REC

Agenda

- Financial Highlights
- Operational Review
  - REC Silicon
  - REC Wafer
  - REC Solar
- Joint Ventures – EverQ
- Market Outlook
- Financial Review
  - Income statement
  - Expansion and ramp-up costs
  - Balance sheet
  - Shareholders

REC

Financial highlights

- **Revenues; +111 percent**
  - NOK 1,003 million versus NOK 474 million in second quarter 2005
- **EBITDA; +196 percent**
  - NOK 387 million versus NOK 131 million in second quarter 2005
  - Margin increase of 11 percentage points to 39 percent
- **EBIT; +244 percent**
  - NOK 303 million versus NOK 88 million in second quarter 2005
  - Margin increase of 12 percentage points to 30 percent
- **Cash flow from operating activities; +92 percent**
  - NOK 285 million versus NOK 148 million in second quarter 2005

REC

REC Group

Financial highlights

2nd quarter presentation

Revenues (NOK million)


1 200
1 000
800
600
400
200
0

	Q1	Q2	Q3	Q4
2005	367	474	755	857
2006	872	1003		

Growth: +137% +111%

EBITDA (NOK million)

Margin: 39% +11%p


450
400
350
300
250
200
150
100
50
0

	Q1	Q2	Q3	Q4
2005	85	131	250	364
2006	380	387		

Growth: +345% +196%

EBIT (NOK million)

Margin: 30% +12%p


350
300
250
200
150
100
50
0

	Q1	Q2	Q3	Q4
2005	53	88	185	275
2006	298	303		

Growth: +460% +244%

  | 4 August 2006

REC

Renewable
Energy
Corporation

Operational Review



REC

REC Group

An integrated and focused solar company

Divisions	REC Silicon	REC Wafer	REC Solar
Q2 2006 production	**1,314 MT** polysilicon	**62 MW** Multicrystalline (MC) **7 MW** Monocrystalline	**9 MW** MC cells **8 MW** MC modules
	+182%	**+35%**	**+93%**

2nd quarter 2006:			
Revenues:	NOK 525 million	NOK 552 million	NOK 180 million
EBITDA:	NOK 207 million	NOK 170 million	NOK 32 million

REC Silicon

Key figures

2nd quarter presentation

Revenues (NOKm)



	Q1	Q2	Q3	Q4
■ 2005	69	100	346	503
▩ 2006	521	525		
Growth:	+657%	+425%		

EBITDA (NOKm)

Margin: 39% +19%p



	Q1	Q2	Q3	Q4
■ 2005	20	20	135	238
▩ 2006	242	207		
Growth:	+1,134%	+917%		

  | 4 August 2006

REC

00014

Highlights

- Continued revenue growth
  - Organic revenue growth of approximately 60 percent Y/Y
  - Marginal increase Q/Q, despite lower production
- Polysilicon production hampered by maintenance
  - Organic production increase of close to 30 percent compared with Q2 2005
  - Decline of 12 percent Q/Q, in line with estimate in the Q1 report
  - Drawdown on inventories offset the adverse effect on revenues
  - High deliveries of silane gas
- EBITDA margin lower than Q1 2006
  - Higher unit costs due to lower production
  - Expansion costs increased by NOK 17 million from Q1



REC

REC Silicon

Expansion project runs according to plan

- New ~6,500 MT polysilicon plant
  - Approved on May 23, 2006
  - Investment of approx. USD 600 million
  - Signed construction contract with Fluor Corporation in June 2006
  - Pre-engineering has continued over the summer, breaking ground in August
- Expansion costs of NOK 36 million in Q2
- Future expansion costs will be capitalized



  | 4 August 2006

REC

00016

Key figures

Revenues (NOKm)


600
500
400
300
200
100
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2005	298	382	455	462
2006	502	552		
Growth:	+68%	+45%		

EBITDA (NOKm)

Margin: 31% +6%p


180
160
140
120
100
80
60
40
20
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2005	65	97	124	131
2006	168	170		
Growth:	+158%	+76%		

  | 4 August 2006

REC

00017

REC Wafer

Highlights

- Strong year-on-year growth
  - Organic revenue growth of 42 percent
  - Organic production growth of 35 percent
- Continued operational improvement
  - Higher volumes, operational efficiency and continually improving utilization of polysilicon feedstock
- EBITDA margin lower than Q1
  - NOK 10 million increase in ramp-up costs
  - NOK 20 million one-off-gain in Q1
  - Underlying margin increase of 3 percentage points
- Expansion projects run as planned



  | 4 August 2006

REC

REC Wafer

Expansion projects run according to plan

2nd quarter presentation

- New plant at Herøya:
  - Adds capacity of ~200 MW, representing annual revenue potential of ~NOK 1.6 billion
  - Equipment installations are nearly completed in Q2
  - Ramp-up cost will increase in Q3
- New line at Glomfjord:
  - Adds capacity of ~100 MW, representing annual revenue potential of ~NOK 0.8 billion
  - Roll-out in phases over next 2 years; ~40 MW installed by year-end 2006
  - Gradual production ramp-up from Q3 2006

Ramp-up profile of new 200 MW wafer plant at Herøya:



Production (MW)
Expansion & Ramp-up costs (NOKm)
0
5
10
15
20
25
30
35
40
45
50
Q4 2005
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Quarterly production
Expansion and ramp-up costs

REC

4 August 2006

00019

Significant contract with Motech in Taiwan

- Take-or-pay contract from 2007-2011, value of ~NOK 2 billion
  - Price is predefined for the whole period
  - To be delivered from the Herøya plants
  - Contract will account for ~10 percent of our wafer capacity in the period
- Significantly extends our relation to Motech in Taiwan
  - A valued customer for several years; currently receives 20 MW
  - Is recognized as a leader in solar cell manufacturing
  - Targets solar cell capacity of 200 MWp by year-end 2006
- The increased co-operation provides a framework for continued product development to further improve the competitiveness of solar energy

REC

2nd quarter presentation

REC Solar

Key figures

Revenues (NOKm)


200
180
160
140
120
100
80
60
40
20
0

	Q1	Q2	Q3	Q4
2005	91	99	106	108
2006	120	180		
Growth:	+32%	+83%		

EBITDA (NOKm)

EBITDA margin: 18% -5%p


35
30
25
20
15
10
5
0

	Q1	Q2	Q3	Q4
2005	17	23	20	25
2006	17	32		
Growth:	-2%	+41%		

REC

REC Solar

Highlights

- Strong year-on-year organic growth
  - Revenue growth of 83 percent
  - Growth in combined cell and module production of 93 percent
- Equipment installations complete
  - Annual name plate capacity of 45 MW for both cells and modules
  - Full effect of capacity increase during Q3
- EBITDA margin higher than Q1
  - Gradually increasing based on the higher volumes


Bin 31

  | 4 August 2006

REC

Market expansion and new customer contract

Contract with Gamesa

- 5-year contract for the delivery of solar modules
- Revenues of between NOK 200 to 280 million in 2006
- Total contract value of between NOK 1.0 to 1.4 billion
- The 5-year contract volume amounts to approximately 50 MWp of solar modules
- Strategically widening the market exposure



REC

Renewable
Energy
Corporation

Joint ventures - EverQ



REC

Joint Ventures

Increases shareholding in EverQ from 15% to 33.3%

- Becomes equal EverQ partner with Evergreen Solar and Q-Cells
  - USD 49 million for increased shareholding
- Signed long-term supply agreement with EverQ in June
  - USD 42 million sign-on fee, plus USD 45 million pre-payment
  - 7,400 MT granulated polysilicon over seven years
- EverQ represents high growth potential
  - Targets 300 MW production by 2010
  - Potential revenue of NOK 6-7 billion at 2006 market prices (Marketbuzz estimates)
- Financial consolidation of EverQ upon signing of final contract, expected in Q3 2006

REC

Renewable Energy Corporation

Market Outlook



REC

Market Outlook

Strong outlook in the short- and medium-term

- 2006 solar demand significantly outstrips capacity
  - Production expected at 2.4 GW
  - Estimated demand of more than 5 GW at module prices of $3.50-$4.50/watt
- By 2008, underlying demand is expected to increase to 8-10 GW
  - Current price levels maintained
  - Expected production capacity of only 5 GW


SOLAR ANNUAL 2006
Solar power race for terawatts
START
July 2006
Michael Rogol
Paul Chai
Joel Conkling
Anthony Fotopoulos
Keith Peltzman
Scott Roberts

Source: Photon Consulting, Solar Annual 2006, July 2006

REC

00027

Positive long-term perspective

- Positive market outlook at least until 2010
- Photon Consulting expects;
  - Six-fold increase in production in 2005-2010
  - Demand still significantly exceeds supply throughout the entire period
  - Prices are likely to remain high
  - Cost reductions are expected to continue, and margins set to expand further

Source: Photon Consulting, Solar Annual 2006, July 2006

Industry production (GW) and module prices ($/Watt)


Production (GW)
0
2
4
6
8
10
12
Module prices (USD/Watt)
0
1
2
3
4
5
2004
2005
2006
2007
2008
2009
2010
Production (GW)
Module prices

Source: Photon Consulting, Solar Annual 2006, July 2006

  | 4 August 2006

REC

Demand driven by increased competitiveness

- Solar power costs are close to grid price parity in many markets
  - Solar power cost continues to decline while grid electricity prices increase
- Solar power is becoming more available
  - Significant expansion of distribution and installation services
- The political case remains strong
  - High energy prices, climate change risks, security concerns
  - Photon Consulting expects 'policy-dollars' to increase by more than 50 percent annually through 2008

Source: Photon Consulting, Solar Annual 2006, July 2006

Rationale for strong demand growth



NUMEROUS OVERLAPPING FACTORS SUGGEST DEMAND WILL BE VERY, VERY STRONG
(1) Demand outstrips capacity today
(2) Rising grid prices
(3) Price close to grid parity
(4) Costs much lower than prices
(5) Costs falling 7-10% per year
(6) Some willing to pay solar premium
(7) Push from stronger sales/marketing
(8) Bad news from other energy sectors
(9) Global solar policy-dollars rising fast
(10) Rapid adoption of similar products

Source: Photon Consulting, Solar Annual 2006, July 2006

REC

REC Group

An exceptional platform for growth


REC Silicon
REC Wafer
REC Solar
Polysilicon
Wafers
Cells
Modules
6,500 MT
(~680 MW)
Expansion Project
Approved by the Board
5,800 MT
(~610 MW)
(Current capacity)
1,200 MT allocated to EverQ expansion (33.3% owned)
Growth potential
~100MW
~200MW
~280MW
Growth potential
45 MW
45 MW

REC is well positioned for and committed to further growth

  | 4 August 2006

REC

Technology roadmap

REC cost reduction targets
Figures in %


100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
Feedstock
Wafer
Cell
Module
World Class 2005 1
REC 2010 Ambition 2

Source: REC

- ➔ REC targets ~50 % unit cost reduction compared to 2005 world class manufacturing
- ➔ To be achieved by the following step changes:
  - FBR feedstock
  - Higher ingot quality
  - Thinner wafers
  - New cell technology
  - New module technology
- ➔ Combined with continuous manufacturing improvements

Note 1: Cost structure measured as cost per watt of modules, based on world class manufacturing 2005

Note 2: Cost structure measured as cost per watt of modules, relative to 2005 level

Renewable
Energy
Corporation

Financial Review



REC

Financial Review

REC Group - Condensed Income Statement

2nd quarter presentation

NOK Million	Q2 2006	Q2 2005	2005	Q1 2006
Revenues	**1 003**	**474**	**2 454**	**872**
EBITDA	**387**	**131**	**830**	**380**
EBITDA-margin (percent)	*39 %*	*28 %*	*34 %*	*44 %*
EBIT	**303**	**88**	**601**	**298**
EBIT-margin (percent)	*30 %*	*19 %*	*25 %*	*34 %*
Net financial items	-28	11	-78	-55
Profit before tax and effect of convertible loans	**274**	**99**	**523**	**243**
Fair value/foreign exchange effect of convertible loans	-5	-172	-493	-791
Profit/loss before tax	**270**	**-73**	**30**	**-548**

  | 4 August 2006

REC

Effects of convertible debt

- Limited effect of changes in fair value assessment of convertible loans
  - Q2 2006: Negative non-cash effect of NOK 5 million
  - Q2 2005: Negative non-cash effect of NOK 172 million
  - Q1 2006: Negative non-cash effect of NOK 791 million
- Loans are almost fully converted to shares
  - 99.91 percent of USD 140 million loan had been converted to shares as of June 30
  - EUR 31 million loan was fully converted to shares at maturity on March 31, 2006
  - Insignificant effect on the income statement going forward
- Background:
  - According to IFRS, changes in fair value of foreign currency convertible loans need to be fully reflected in the income statement. Up to and including Q1 2006, this had significant, unrealized, non-cash accounting effects on REC's consolidated income statement

REC

Expansion and ramp-up costs

NOK in million	Q1 2006	Change	Q2 2006	Q3 2006
REC Silicon	**19**	*+17*	**36**	0 - 5
REC Wafer	**8**	*+10*	**18**	40 - 45
REC Solar	**9**	*-3*	**6**	0 - 5
TOTAL	**36**	*+24*	**60**	40 - 50

REC

Financial Review

REC Group - Balance Sheet

2nd quarter presentation

Assets
NOK Million



15 000
10 000
5 000
0
4601
1569
Q2 2005
Q2 2006
Non-current assets
Cash and cash equivalents
Current assets

Equity and Liabilities
NOK Million



15 000
10 000
5 000
0
1115
1033
342
9818
2488
980
Q2 2005
Q2 2006
Shareholders equity
Interest bearing liabilities
Non interest bearing liabilities

Equity ratio 74%

REC

  | 4 August 2006

00036

Shareholding in REC, top 15 (per August 1, 2006)

Shareholder	Shares	Holding
GOOD ENERGIES INVESTMENTS BV	168 601 900	34.12 %
ELKEM AS	115 935 300	23.46 %
HAFSLUND VENTURE AS	105 411 520	21.33 %
STATE STREET BANK & TRUST CO.	15 647 608	3.16 %
ORKLA ASA	15 000 000	3.03 %
SUMITOMO CORPORATION	7 462 000	1.51 %
JPMORGAN CHASE BANK	4 534 300	0.91 %
FIDELITY FUNDS	4 127 600	0.83 %
BROWN BROTHERS HARRIMAN AND CO	2 888 350	0.58 %
REBELIJO INVEST	2 777 720	0.56 %
FIDELITY BLUE CHIP GROWTH FUND	1 840 700	0.37 %
JPMORGAN CHASE BANK	1 584 437	0.32 %
GOLDMAN SACHS & CO	1 507 547	0.30 %
JPMORGAN CHASE BANK	1 387 700	0.28 %
BROWN BROTHERS HARRIMAN AND CO	1 355 775	0.27 %
OTHER	44 047 742	8.91 %
TOTAL	**494 110 199**	**100%**

REC


Welcome back
3rd quarter 2006 – 25 October 2006
REC

04.08.06 07:34 Marked=OB REC **PRESENTATION OF INTERIM RESULTS 2ND QUARTER 2006** presentasjonsmateriale 994K

See attachment on www.newsweb.no.

Second quarter 2006

August 4
2006


REC Silicon
REC Wafer
REC Solar

Highlights: • Revenue growth of 111 percent; NOK 1,003 million versus NOK 474 million in the second quarter 2005 • EBITDA growth of 195 percent; NOK 387 million versus NOK 131 million in the second quarter 2005 • Expansion projects develop according to plan; Expensed start-up costs of NOK 60 million versus none in the second quarter 2005 • Two major contracts signed; Five year wafer contract with Motech (post-quarter event); Five year solar module contract with Gamesa • Silicon expansion project approved • Ownership set to increase from 15 percent to 33.3 percent in EverQ • Listing on Oslo Stock Exchange

FINANCIAL REVIEW

Key Financials – REC Group

(NOK IN MILLION)	Q2 2006	Q2 2005	2005	Q1 2006
Revenues	1 003	474	2 454	872
EBITDA	387	131	830	380
EBITDA – margin	39 %	28 %	34 %	44 %
EBIT	303	88	601	298
EBIT – margin	30 %	19 %	25 %	34 %
Net financial items	-28	11	-78	-55
Profit/loss before tax and effect of convertible loans	274	99	523	243
Fair value/foreign exchange effect of convertible loans	-5	-172	-493	-791
Profit/loss before tax	270	-73	30	-548

Revenues and EBITDA

The REC Group (REC) generated revenues of NOK 1,003 million in the second quarter of 2006, an increase of 111 percent compared with the NOK 474 million reported in the second quarter 2005. Adjusting for acquisitions, this represents organic growth of approximately 30 percent.

Revenues increased by 15 percent compared with the previous quarter, reflecting higher sales in REC Wafer and REC Solar. Revenues increased marginally also in REC Silicon, as sales from inventories offset the reduced production from scheduled maintenance shutdowns.

EBITDA of NOK 387 million in the second quarter 2006 corresponds with an EBITDA margin of 39 percent. In the second quarter of 2005 the EBITDA was NOK 131 million and the EBITDA margin 28 percent.

The EBITDA increased slightly compared with the first quarter 2006 while the EBITDA margin was reduced by five percentage points. The reduction was caused by additional NOK 24 million in costs related to expansion and production ramp-up, higher costs related to the scheduled maintenance stop, and a previously reported first quarter one-off gain of NOK 20 million. Adjusted for these effects the second quarter EBITDA margin was above the first quarter 2006.

Overall, expensed costs related to expansion and production ramp-ups are expected to decline during the third and fourth quarter of 2006, and will primarily relate to the ramp-up of the wafer plant at Herøya.

Depreciation, amortization and impairment

Depreciation, amortization and impairment amounted to NOK 84 million in the second quarter 2006, an increase from NOK 43 million in the second quarter 2005. The increase is mainly explained by acquisitions and increased activity across the business divisions.

Operating profit

The EBIT was NOK 303 million and the EBIT margin 30 percent in the quarter. In the second quarter last year, the EBIT was NOK 88 million and the EBIT margin 19 percent. Compared with the previous quarter, the operating profit increased slightly in absolute numbers, from an EBIT of NOK 298 million, while the EBIT margin decreased from 34 percent (see explanation above).

Net financial items

Net financial cost amounted to NOK 28 million, compared with net financial income of NOK 11 million in the second quarter 2005. The year-on-year increase in net financial costs reflects a significantly higher asset base and a higher level of debt financing due to investments made in the period.

In the previous quarter net financial cost were NOK 55 million. The lower net financial cost during the second quarter primarily reflects the positive effect of interest on proceeds from the share issue in connection with the initial public offering (IPO) in May. Further, REC has entered into various currency contracts for the purchase of USD 200 million to secure the USD rate for the equity portion of the investment in the new polysilicon plant in Moses Lake. The currency contracts will be valued at fair market until qualifying for hedge accounting. The unrealized gain on the currency contracts amounted to NOK 12 million for the second quarter.

Convertible loans

In previous quarters, profit before tax was significantly negatively affected by unrealized, non-cash effects from changes in the fair value assessment and foreign exchange of two convertible loans. According to IFRS,

foreign currency convertible loans are in their entirety treated as debt in the balance sheet, whereas changes in the estimated fair value of the convertible element are reflected in the consolidated income statement.

The two loans were converted to equity during March 2006. At the end of June, only 0.09 percent, equal to USD 122,000, of the USD loan was outstanding.

The negative effect of the loans on the profit before tax was NOK 5 million in the second quarter 2006, compared with negative effects of NOK 172 million in the second quarter 2005 and NOK 791 million in the first quarter 2006.

Profit before tax

The profit before tax was NOK 270 million in the second quarter 2006, compared with a net loss of NOK 73 million in the second quarter 2005 and a net loss of NOK 548 million in the first quarter 2006.

Adjusted for the effect of the changes in fair value and foreign exchange of the convertible loans, the profit before tax was NOK 274 million in the second quarter 2006, compared with NOK 99 million in the second quarter 2005 and NOK 243 million in the first quarter 2006.

Tax

The estimated average tax rate for the REC Group should remain around 31 percent, which represents a mix of the 28 percent corporate tax in the Scandinavian operation and approximately 34 percent tax rate in the US operations.

Profit after tax

The profit after tax was NOK 157 million in the second quarter 2006, compared with a loss of NOK 61 million in the second quarter 2005 and a loss of NOK 406 million in the first quarter 2006.

OPERATIONAL REVIEW

The year-on-year development should be reviewed in light of the acquisition of REC Advanced Silicon Materials LLC (ASiMI) in August 2005, the acquisition of the smaller ingot producer REC SiTech AS in Norway in July 2005, and the increase in shareholding in REC Solar Grade Silicon LLC (SGS) to 100 percent from 70 percent. Excluding the acquisitions, overall revenues increased by approximately 30 percent from the second quarter last year, which reflects higher production, increased capacity utilization and improved production yields across all business units.

As reported in the Annual Report 2005, the purchase price allocation for the acquisitions of ASiMI and SGS has been provisionally determined. The final allocation will be completed in third quarter and will have limited non-cash effects on the asset and depreciation figures reported for previous and future quarters.

Market development

The global market for solar power has grown at a strong pace for a number of years, and this trend has continued in 2006. A report from leading industry analysts in Photon Consulting (July 2006), states that the solar power sector is 'sprinting ahead' of previous estimates, with stronger than expected production growth, price increases and cost reductions.

Going forward, Photon Consulting believes supply is likely to increase more than six-fold from 2005 to more than 10 GW (gigawatt) in 2010, of which more than 80 percent is expected to be based on crystalline silicon. Despite this average annual production growth of more than 40 percent, Photon believes demand will continue to significantly exceed supply, and that prices thus are likely to remain high.

Photon builds its demand outlook on increasing residential grid electricity prices as a dominant driver. In combination with cost reductions in the solar power supply chain, this may bring about grid price parity sooner than expected in several markets. Photon also believes the political case for solar power is strengthened, and sees a realistic potential for global solar policy spending to increase at more than 50 percent annually over the next several years. At prices between USD 3.50-4.50 per watt, policy-supported demand alone is expected to account for 4-5 GW, which is far greater than the current production.

REC increasingly receives feedback that supports a positive market view. Both REC Wafer and REC Solar has experienced strong product demand for volumes far exceeding the company's current and planned production capacity from both existing and potential new customers.

REC Silicon

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at two facilities in Moses Lake, Washington and Butte, Montana in the USA. REC Silicon employs approximately 500 employees at the two plants. The construction of a third plant has been approved and will double REC Silicon's production capacity by the second quarter of 2008.

REC Silicon reported revenues of NOK 525 million in the second quarter 2006, which was more than a fivefold increase over the second quarter 2005.

The strong increase is partly explained by the acquisition of REC ASiMI on August 1, 2005, when REC also increased its shareholding in SGS. The organic revenue growth for REC Silicon was approximately 60 percent when adjusting for the effect of the acquisitions.

Revenues increased by one percent compared with the first quarter 2006, as the adverse effect on production due to maintenance shutdowns was offset by a drawdown of inventories and increased sales of silane gas. 32 percent of products sold (i.e. revenues) in the second quarter were allocated to REC Wafer at market prices.

Production of polysilicon came in at 1,314 MT, which was 12 percent below the first quarter and exactly in line with the production estimate in the interim report for the first quarter. The production decline is explained by the scheduled maintenance shutdown of the Butte plant for one week in April and of the Moses Lake plant for two weeks in May.

Adjusted for the acquisition of ASiMI and the increased stake in SGS, production volume of polysilicon was close to 30 percent higher than in the second quarter last year.

The REC Silicon EBITDA was NOK 207 million in the second quarter, compared with NOK 20 million in the second quarter last year and NOK 242 million in the first quarter 2006. The EBITDA margin of 39 percent compares

FINANCIAL HIGHLIGHTS - REC Silicon

(NOK IN MILLION)	Q2 2006	Q2 2005	2005	Q1 2006
Revenues	525	100	1 018	521
EBITDA	207	20	413	242
EBITDA - margin	39 %	20 %	41 %	46 %

with 20 percent in the year-ago quarter and 46 percent in the previous quarter. The margin decline in the second quarter compared with the first was caused by additional NOK 17 million in costs related to expansion and production ramp-up and higher costs related to the scheduled maintenance stop. Adjusted for these effects the second quarter EBITDA margin was above the first quarter 2006.

Costs related to engineering and construction of the expansion project have been capitalized as from May 23, 2006. The new plant for production of granular polysilicon will have a production capacity of approximately 6,500 MT, which will more than double REC Silicon's capacity. The expected total investment of USD 600 million is fully funded.

Front-end engineering has commenced for the new production plant at Moses Lake, and the ground breaking will take place in August. The plant is expected to be ready for production ramp-up in the second half of 2008.

In addition to providing REC with a cost efficient platform for further growth within the wafer, cell and module businesses, the investment also enables REC to pursue growth in associated companies. A smaller part of the production volume from the new plant has already been committed to EverQ GmbH, in which REC will increase its shareholding from 15 to 33.3 percent in the third quarter.

REC Wafer

REC Wafer produces multicrystalline wafers for the solar cell industry at two production facilities in Glomfjord and at Herøya in Norway, as well as monocrystalline ingots for wafer production at a separate plant in Glomfjord. REC Wafer employs approximately 550 people.

REC Wafer reported revenues of NOK 552 million for the second quarter 2006, compared with NOK 382 million in the second quarter 2005 and NOK 502 million in the first quarter 2006. Adjusted for the acquisition of REC SiTech in July 2005, revenues increased by 42 percent year-on-year.

Production was 69 MW in the second quarter, an increase of 35 percent year-on-year, and 10 percent above the first quarter 2006. Unit costs are continuously being pushed lower, as the company increasingly leverages on higher volumes, operational efficiency, and reduced wafer thickness. The latter improves utilization of polysilicon feedstock, which is an important cost component.

The REC Wafer EBITDA was NOK 170 million and the EBITDA margin 31 percent in the second quarter, compared with NOK 97 million and 25 percent in the corresponding period last year. This reflects continuous productivity improvements, despite a sharp increase in the number of employees and other costs related to the significant ongoing capacity expansion projects.

EBITDA increased by NOK 2 million compared with the first quarter 2006, when REC Wafer reported an EBITDA of NOK 168 million and 33 percent margin. However, first quarter figures included a net positive one-off gain of approximately NOK 20 million, and expensed costs related to production ramp-up increased from NOK 8 million in the first quarter to NOK 18 million in the second quarter.

The expensed ramp-up costs mainly relate to early hiring and training of new personnel at the Herøya wafer plant. When fully operational, the plant increases the wafer production capacity by approximately 200 MW. The production is expected to commence by the end of September, and production will gradually increase towards capacity level over a period of 9-12 months. The expected contribution in the second half of the year is less than 10 MW.

REC Wafer is also expanding capacity at the wafer plant in Glomfjord by 100 MW. This investment program is rolled out in phases over a two-year period, and the company expects to have installed the first 40 MW of increased capacity by the end of this year.

Expensed costs related to the production ramp-up in REC Wafer are expected to increase further in the third quarter before being reduced in the fourth quarter of the year.

REC Wafer has signed a new long-term sales agreement with Motech Industries of Taiwan, a leading manufacturer of solar cells. Under the agreement, which is structured as a take-or-pay contract, REC will deliver wafers worth approximately NOK 2 billion over the next 5 years from the two wafer plants at Herøya, Norway.

REC Wafer continues to experience very strong demand for its products from both existing and potential new customers, ensuring that finished products are immediately shipped to customers for processing into cells and modules. The demand by far exceeds present as well as planned production capacity.

REC Solar

REC Solar produces solar cells at REC ScanCell in Narvik, Norway and solar cell modules at REC ScanModule in Glava, Sweden. REC Solar employs 250 people.

REC Solar reported revenues of NOK 180 million in the second quarter of 2006, which was an increase of 83 percent compared with the second quarter 2005 and 50 percent above the first quarter 2006.

The combined production volume of cells and modules increased to 9 MW and 8 MW respectively in the second quarter, an increase of 93 percent from the second quarter 2005 and 47 percent from the previous quarter. Equipment installations related to capacity expansions were completed during the second quarter and the ramp-up of production continued at a strong pace. Annual name plate capacity now stands at 45 MW for each of the two businesses.

REC Solar's EBITDA of NOK 32 million

FINANCIAL HIGHLIGHTS - REC Wafer

(NOK IN MILLION)	Q2 2006	Q2 2005	2005	Q1 2006
Revenues	552	382	1 596	502
EBITDA	170	97	417	168
EBITDA – margin	31 %	25 %	26 %	33 %

FINANCIAL HIGHLIGHTS - REC Solar

(NOK IN MILLION)	Q2 2006	Q2 2005	2005	Q1 2006
Revenues	180	99	404	120
EBITDA	32	23	86	17
EBITDA – margin	18 %	23 %	21 %	14 %

compares with NOK 23 million in the second quarter last year and NOK 17 million in the first quarter 2006.

The EBITDA margin improved to 18 percent in the second quarter 2006, compared with 14 percent in the previous quarter. The margin in the second quarter 2005 was 23 percent. The lower margin mainly reflects the costs related with ongoing capacity build-up. REC Solar expects only a very limited amount of costs related to capacity expansion in the second half of the year.

In May, REC Solar signed a contract with Gamesa Solar for delivery of 50 MW of solar modules over the next five years. Deliveries have already commenced. The contract marked REC Solar's entry into the growing Mediterranean solar energy market. Through this contract REC Solar broadens its geographical presence and customer base in an important future solar market. REC Solar is experiencing strong market demand beyond its current delivery capacity from customers in new territories like Italy, Greece and the USA.

Elimination

The REC Group eliminated a total of NOK 255 million in internal revenue and NOK 0 million in internal profit in the second quarter of 2006. Comparable figures for the second quarter 2005 were NOK 107 million and NOK 4 million, respectively, and NOK 271 million and NOK 30 million, respectively, in the first quarter 2006.

Technology development and R&D

REC incurred R&D costs of NOK 21 million in the second quarter 2006. R&D costs were NOK 7 million in the second quarter last year and NOK 18 million in the first quarter 2006, all of which was expensed.

The increase in R&D costs is partially attributable to the technology development related to the new plant for granular polysilicon production described under REC Silicon.

Additional R&D costs are also used to further develop next generation production technologies for wafer, cell and module manufacturing. The company is prototype-testing new production equipment, new processes and new products in all business areas, with a strong focus on lowering silicon costs, reducing wafer thickness while enhancing quality, improving cell and module efficiency, and lowering production costs through the complete value chain. The company aims to qualify the results of these developments during 2007.

Joint ventures and associated companies

The company is also involved in significant technology development and R&D programs through its associated companies EverQ GmbH and CSG Solar AG, both located in Germany.

In June, REC entered into a binding Memorandum of Understanding to increase its stake in EverQ GmbH from 15 percent to 33.33 percent during the third quarter 2006, and will become an equal partner with Evergreen Solar Inc. and Q-Cells AG. At the same time REC entered into a long-term supply agreement with EverQ, covering 7,400 MT over a period of seven years, which was made possible by RECs decision in May to invest in the new granular polysilicon plant. REC will pay USD 49 million for the shares, whereas EverQ will pay a USD 42 million sign-on fee for the long-term agreement, in addition to a pre-payment of USD 45 million.

EverQ started the shipment of solar modules to commercial customers in April this year. The company is currently ramping up production to reach and possibly exceed its 30 MW design capacity in the fourth quarter of the year. Based on the signed silicon supply agreement with REC Silicon, EverQ aims to further build its capacity to 300 MW by 2010, which would represent potential revenues of NOK 6-7 billion based on 2006 market price estimates (Marketbuzz). The formal investment decision for the next expansion step is expected during Q3 2006.

CSG Solar commissioned its new plant for manufacturing of thin film solar modules based on polycrystalline silicon in the first quarter of 2006, and commenced round-the-clock test production during the second quarter of 2006. CSG Solar aims to reach a production rate of 12 MW by the end of this year.

BALANCE SHEET AND CASH FLOW

The paid-in capital increased by NOK 6,928 million to NOK 9,304 million during the second quarter, as a result of the IPO which is described in more detail below. The proceeds from the share issue were NOK 6,914 million, after deduction of transaction costs and discounts in retail and employee offerings.

Earlier in the year, REC refinanced the entire Group, and replaced all subsidiaries' financing with a new and larger corporate financing facility.

At the end of the second quarter, REC held NOK 7.4 billion in net cash and cash equivalents and NOK 3.5 billion in un-drawn credit facilities, which provides ample funding for the planned and approved capacity expansions.

The cash flow from operations was NOK 285 million in the second quarter 2006, compared with NOK 149 million in the second quarter 2005.

Cash flow from investing activities was a negative NOK 584 million, compared with a negative NOK 137 million in the second quarter 2005, mainly reflecting the expansions in REC Wafer at both Herøya and Glomfjord, and the final stages of the ongoing expansion in REC Solar.

Cash flow from financing activities was NOK 7,252 million, reflecting the IPO.

OTHER

On the annual General Meeting on April 20, 2006, the shares in REC ASA were split 1:20, bringing the number of outstanding shares to approximately 421 million. Subsequently, REC issued 73 million new shares in connection with its initial public offering (IPO), bringing the total number of shares outstanding to 494 million.

The share issue was oversubscribed, and attracted the interest of a significant number of investors both internationally and in Norway. At the end of the second quarter the company had slightly above 11,000 shareholders.

Susanne Munch-Thore, Line Geheb, and Karen Helene Ulltveit-Moe were elected as new directors of the Board on the annual General Meeting on April 20, 2006. The three joined the Board, which now counts eight members, on May 9, 2006, which was the first day REC ASA shares was traded on the Oslo Stock Exchange.

OUTLOOK

The global market for photovoltaic (PV) solar cells has grown at a strong pace for a number of years, and this trend has continued in 2006. REC shares the positive outlook presented by industry analysts, pointing to continued strong growth in the years ahead. REC has outpaced the industry growth, and continues to build on its strong cost position in the upstream part of the value chain. REC Silicon will double its polysilicon production capacity based on proprietary and cost-efficient technology. At REC Wafer, the ongoing expansion program will more than double wafer production capacity, and REC Solar

has completed a program which doubles the output of cells and modules. All of REC's divisions remain high-growth business opportunities, and REC is also investing in associated companies with complementary as well as alternative technologies. PV solar power has the potential of becoming the most viable alternative power source to fill the world's long-term needs for affordable and clean energy, and REC will continue to take advantage of these growth opportunities to further build a world leading position in this field.

Høvik, August 3, 2006
Board of Directors

About REC:

Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for Photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs approximately 1,250 people. For further information on the company, please refer to www.recgroup.com

For more information, please contact;

Erik Thorsen,
President & CEO,
+47 90 75 66 85

Bjørn Brenna,
EVP & CFO,
+47 900 43 186

Jon André Løkke,
SVP & Investor Relation Officer,
+47 67 81 52 65

Income Statement – REC Group

(NOK IN THOUSAND)	Q2 2006	Q2 2005	1ST HALF 2006	1ST HALF 2005
Revenues	1 002 830	474 251	1 874 929	841 474
Raw materials and consumables used	-189 354	-157 855	-315 518	-299 371
Changes in inventories of finished goods and work in progress	-11 406	-17 990	10 428	5 706
Employee compensation and benefit expense	-175 661	-84 910	-333 070	-168 669
Other operating expenses	-239 800	-82 782	-470 556	-163 050
Earnings before financial items, taxes, depreciation and amortization (EBITDA)	386 609	130 714	766 213	216 090
Amortization of intangible assets	-6 533	-1 050	-13 458	-2 100
Impairment of tangible assets	-5 054	-5 222	-7 394	-10 016
Depreciation of tangible assets	-72 306	-36 404	-144 514	-62 742
Earnings before financial items and taxes (EBIT)	302 716	88 038	600 847	141 232
Share of loss of associates	-3 355	-908	-6 827	-2 210
Interest income	15 059	541	19 298	654
Interest expense	-29 049	-15 174	-83 960	-26 455
Other financial income/expenses	-10 885	26 374	-11 746	33 365
Profit/(loss) before tax and effect on convertible loans	274 486	98 871	517 612	146 586
Fair value/foreign exchange effect on convertible loans	-4 900	-172 321	-795 724	-174 760
Profit/(loss) before tax	269 586	-73 450	-278 112	-28 174
Income tax expense	-112 709	12 716	28 992	5 445
Profit/(loss) for the year	156 877	-60 734	-249 120	-22 729
Attributable to:				
Equity holders of the Company	156 877	-60 734	-249 120	-22 729
Minority interest	0	0	0	0
	156 877	-60 734	-249 120	-22 729
Earnings per share for profit attributable to the equity holders of the company (in NOK per share)				
Basic earnings per share	0.32	-0.12	-0.50	-0.05
Diluted earnings per share	0.32	-0.12	-0.50	-0.05
Basic earnings per share adjusted for effect on convertible loans*	0.32	0.13	0.66	0.21
Basic earnings per share adjusted for effect on convertible loans*	0.32	0.13	0.66	0.21

* Excluding fair value/foreigen exchange effects on convertible loans, assuming a tax rate of 28%

Balance sheet - REC Group

(NOK IN THOUSAND)	30 JUN 2006	30 JUN 2005	31 DEC 2005	31 MAR 2006
ASSETS				
Non-current assets				
Goodwill	530 266	397 911	545 747	540 283
Other intangible assets	65 772	26 250	83 392	74 950
Intangible assets	596 038	424 161	629 139	615 233
Land and buildings	1 314 525	296 268	741 884	873 896
Machinery and equipment	2 151 043	540 000	2 344 726	2 265 346
Other tangible assets	330 337	74 647	274 594	278 407
Property, plant and equipment	3 795 905	910 915	3 361 204	3 417 649
Investments in associates	51 323	49 144	58 150	54 678
Investments in shares	38 190	3 087	38 190	38 191
Other long-term receivables	42 686	39 426	37 468	34 713
Financial assets	132 199	91 657	133 808	127 582
Deferred tax assets	76 735	142 183	188 229	59 441
Total non-current assets	4 600 877	1 568 916	4 312 380	4 219 905
Current assets				
Inventories	418 863	217 215	351 009	417 352
Trade receivables	431 926	209 906	364 723	458 976
Other receivables	449 475	155 042	521 745	616 214
Cash and cash equivalents	7 385 568	339 082	513 962	446 764
Total current assets	8 685 832	921 245	1 751 439	1 939 306
Total assets	13 286 709	2 490 161	6 063 819	6 159 211
EQUITY AND LIABILITIES				
Shareholders' equity				
Share capital	507 239	298 290	304 319	625 801
Treasury shares	0	0	-225	0
Share premium	8 796 468	841 683	790 987	1 750 017
Paid-in capital	9 303 707	1 139 973	1 095 081	2 375 818
Other equity and retained earnings	763 586	-73 265	131 794	969 329
Profit/(loss) for the year	-249 122	-27 232	3 923	-405 998
Retained earnings	514 464	-100 497	135 717	563 331
Minority interest	0	75 198	0	0
Total shareholders' equity	9 818 171	1 114 674	1 230 798	2 939 149
Non-current liabilities				
Retirement benefit obligations	123 175	25 656	115 063	122 108
Deferred tax liabilities	111 317	4 474	44 091	78 021
Medium/ and long-term loans, interest bearing	2 397 220	363 968	2 081 397	2 274 540
Provisions and other liabilities	21 440	21 882	21 804	26 339
Total non-current liabilities	2 653 152	415 980	2 262 355	2 501 008
Current liabilities				
Trade payables	249 556	213 303	257 600	278 170
Tax payables	102 150	1 375	17 386	54 877
Provisions, other current liabilities and charges	372 758	75 371	430 022	381 336
Derivative financial instruments/convertible loans	5 238	480 071	1 711 428	1 821
Short-term loans, interest bearing	85 684	189 389	154 230	2 850
Total current liabilities	815 386	959 507	2 570 666	719 054
Total liabilities	3 468 538	1 375 487	4 833 021	3 220 062
Total liabilities and equity	13 286 709	2 490 161	6 063 819	6 159 211

Statement of Cash Flow – REC Group

(NOK IN THOUSAND)	Q2 2006	Q2 2005	1ST HALF 2006	1ST HALF 2005
Net cash flow from operating activities	284 993	148 576	426 567	140 182
Net cash flow from investing activities	-583 569	-137 109	-776 608	-219 482
Net cash flow from financing activities	7 251 909	3 977	7 240 772	-17 366
Net increase/decrease in cash and cash equivalents	6 953 333	15 444	6 890 731	-96 666
Cash and cash equivalents at beginning of the period	446 764	288 147	513 961	398 440
Foreign currency effect on cash and cash equivalents	-14 529	1 653	-19 124	3 470
Cash and cash equivalents at end of the period	7 385 568	305 244	7 385 568	305 244

Statement of Recognized Income and Expense - REC Group

(NOK IN THOUSAND)	Q2 2006	Q2 2005	1ST HALF 2006	1ST HALF 2005
Currency translation differences	-30 981	2 339	-46 192	6 850
Cash flow hegdes	-74 894	0	-57 902	0
Fair value effect on convertible loans	890	0	930 113	-35 941
Net income recognized directly in equity	-104 985	2 339	826 019	-29 091
Profit/loss for the period	156 877	-60 734	-249 120	-22 729
Total recognized in equity	51 892	-58 395	576 899	-51 820

Quarterly information

Quarterly information - REC Group (NOK IN MILLION)	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005
Revenues	1 003	872	857	755	474
EBITDA	387	380	364	250	131
EBITDA - margin	39 %	44 %	43 %	33 %	28 %
EBIT	303	298	275	185	88
EBIT - margin	30 %	34 %	32 %	25 %	19 %
Net financial items	-28	-55	-41	-42	11
Profit/loss before tax and effect on convertible loans	274	243	233	143	99
Fair value/foreign exchange effect on convertible loans	-5	-791	29	-348	-172
Profit/loss before tax	270	-548	263	-205	-73

Quarterly information - REC Silicon (NOK IN MILLION)	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005
Revenues	525	521	503	346	100
EBITDA	207	242	238	135	20
EBITDA - margin	39 %	46 %	47 %	39 %	20 %

Quarterly information - REC Wafer (NOK IN MILLION)	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005
Revenues	552	502	462	455	382
EBITDA	170	168	131	124	97
EBITDA - margin	31 %	33 %	28 %	27 %	25 %

Quarterly information - REC Solar (NOK IN MILLION)	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005
Revenues	180	120	108	106	99
EBITDA	32	17	25	20	23
EBITDA - margin	18 %	14 %	23 %	19 %	23 %

Statement of compliance

These condensed consolidated interim accounts have been prepared in accordance with IAS 34. They do not include all of the information required for full annual financial statements of the Group and should be read in conjunction with the consolidated financial statement of the Group as at and for the year end December 31, 2005. The Group financial statement as at December 31, 2005 are available upon request from the Company's registered office at Høvik or at www.recgroup.com

Accounting policies

The Group have used the same accounting policies and standards as in the Group's financial statement as at December 31, 2005. There are no new standards according to IFRS which will affect our consolidated interim report for Q1 or Q2 in 2006. For further information, please refer to Notes in the Group's financial statements for 2005.

It's readily available. It's clean. It's almost infinite. Every day, the sun gives us more than 10 000 times the energy the whole world consumes. This is why solar energy is destined to play a key role in securing the world's future need for clean energy. REC's ambition is to grow on this enormous potential and remain a leader in the fast-growing market for solar energy.





REC

Renewable Energy Corporation ASA
Veritasveien 14
Postboks 280
N-1323 Høvik
Norway
Tel: +47 67 81 52 50
Fax. +47 67 81 52 01

Item 3

04.08.06 07:33 Marked=OB REC **2ND QUARTER 2006: CONTINUED STRONG ORGANIC GROWTH** delårsresultat 3696K

Oslo, August 4, 2006: Renewable Energy Corporation ASA (REC) reported revenues of NOK 1,003 million in the second quarter 2006, an increase of 111 percent from the NOK 474 million reported in the second quarter 2005. Adjusting for acquisitions, this represents organic growth of approximately 30 percent.

Please see the attachments on www.newsweb.no

Earnings before interest, taxes, depreciation and amortization (EBITDA) was NOK 387 million in the second quarter 2006, compared with NOK 131 million in the second quarter 2005. The EBITDA margin was 39 percent, compared with 28 percent in the same quarter last year. The operating profit (EBIT) was NOK 303 million in the second quarter 2006, compared with NOK 88 million in the second quarter 2005. The EBIT margin was 30 percent, compared with 19 percent in the same quarter last year.

Profit before tax was NOK 270 million in the second quarter 2006, compared with a loss before tax of NOK 73 million in the same quarter 2005. The quarterly results were negatively affected by NOK 5 million, reflecting changes in fair value assessment and foreign exchange of convertible loans. In the same period in 2005, the corresponding effect was a negative NOK 172 million.

The reported net profit after tax was NOK 157 million in the second quarter 2006, compared with a net loss of NOK 61 million in the second quarter 2005.

The year-on-year growth in revenues can partially be explained by the acquisition of REC Advanced Silicon Metals (ASiMI) in August 2005, and the acquisition of the ingot producer REC SiTech AS in July 2005. In August 2005, REC also increased its stake shareholding in REC Solar Grade Silicon LLC (SGS) to 100 percent from 70 percent. Excluding the acquisitions, overall revenues increased by approximately 30 percent.

Item 4

31.07.06 08:35 Marked=OB REC **REC ENTERS INTO A NOK 2 BILLION WAFER SALES AGREEMENT** avtaler

Høvik, July 31, 2006

REC has entered into a long-term agreement with Motech Industries for the supply of multicrystalline silicon wafers. Under the agreement, REC will deliver wafers to Motech Industries worth approx. NOK 2 billion over the next 5 years.

REC`s subsidiary REC ScanWafer, which is the world`s largest manufacturer of multicrystalline silicon wafers for solar cell production, has signed a new long-term sales agreement with the Taiwanese solar cell producer Motech Industries. The agreement, which is structured as a take-or-pay contract, has a value of approx. NOK 2 billion.

The agreement formalizes and expands the two companies` ongoing cooperation, which has lasted since they both entered into the photovoltaic industry in the late 90`s. Furthermore, it continues REC`s practice of securing long-term sales agreements with industry leaders in multicrystalline silicon solar cells as a basis for further growth and development.

`REC is committed to continued growth, most recently underpinned by the decision to significantly expand our capacity in polysilicon. This agreement with Motech Industries strengthens REC`s position as a leading supplier of multicrystalline silicon wafers and forms the basis for further growth in this part of the Group`, says Erik Thorsen, President and CEO of REC ASA.

Motech is a fast growing crystalline silicon solar cell producer, located in Taiwan. By the end of 2006 the company will have an estimated production capacity of 200 MWp at its facilities in Tainan Science Park, making it one of the world`s top dedicated solar cell producers.

`Motech Industries has been a valued customer of REC for several years and by executing this agreement we expand and enforce our relationship. In addition to being important commercially, we also expect that the agreement with Motech Industries will provide a framework for continued product development to make solar energy even more competitive in the future`, says John Andersen, Jr., Executive Vice President Wafers of REC ASA.

The wafers to be supplied under the agreement will be produced at REC`s two wafer plants at Herøya, Norway. In addition it is expected that Motech Industries will take delivery from new wafer plants which will be brought on stream by REC in the future, as new polysilicon capacity is made available through the ongoing expansion activities.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells at its plant in Norway and solar modules at its facility in Sweden. REC Group had revenues in 2005 of 2.454 MNOK and an operating profit of 601 MNOK. Please also see www.recgroup.com

About Motech
Motech Industries, located in Tainan Science Park, is a global leader in the solar cell manufacturing industry building its reputation on quality, customer service, and aggressive expansion plans. Motech`s new 25,000-square-meter Fab.2, due to be completed by September of this year, combined with the existing Fab.1 will increase the total solar cell production capacity to 200MWp per year by the end of 2006. Consistently ranked as one of the best in investor satisfaction during recent years, Motech is publicly traded on the Taiwan Stock Exchange.

For further information please contact:

Erik Thorsen, President & CEO; +47 907 56 685
John Andersen Jr., Executive Vice President Wafers; +47 90 17 40 80
Jon Andre Løkke, SVP & Investor Relations Officer; +47 67 81 52 65

Item 5

REC ASA - PRESENTATION OF THE SECOND QUARTER 2006

25.07.06 14:23 Marked=OB REC — finansiell kalender

REC will release its second quarter results for 2006 on Friday August 4, 2006 at 08:00 AM CET.

On the release day, CEO Erik Thorsen of REC ASA will give a presentation of the second quarter results. Other members of the management team will also be present. The presentation will take place at 08:00 hrs Norwegian time/CET at the Vika Atrium Conference Center, Munkedamsveien 45, Oslo.

The presentation will also be broadcasted live over the Internet, and can be accessed on www.recgroup.com and www.oslobors.no/webcast. The presentation will be held in English.

It will also be possible to listen to the presentation through a conference call. Dial +47-80080119 if you are dialling from Norway or +47-23000400 if you are dialling from abroad, and tell the operator that you wish to participate Renewable Energy Corporation`s conference call.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producer of solar grade silicon and wafers for solar applications. REC Solar produces solar cells at its plant in Norway and solar cell modules at its facilities in Sweden. REC Group had revenues in 2005 of 2.454 MNOK and an operating profit of 601 MNOK. Please see also www.recgroup.com